

Mail Stop 3233

April 13, 2016

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 16, 2015**
> **Form 8-K filed on February 26, 2015**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have reviewed your March 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2016 letter.

Form 8-K filed February 26, 2015

Exhibit 99.1

1. We note your response to comment 1; however, we continue to question how you have concluded that the incentive fee adjustment is appropriate notwithstanding the fact that the expense will be paid over a two year period. Please provide additional information to support this adjustment and its usefulness to investors. Additionally, we note that the sample disclosure provided for the year ended December 31, 2015 indicates that the payments to be made in 2017 and 2018 are contingent. Provide to us additional information regarding this contingency. Further, provide information regarding the adjustment referenced in the sample disclosure for the three months ended March 31,

2016 which appears to relate to expense recorded in 2015 rather than 2016. In this regard, confirm that the expense related to this adjustment was not recorded in 2016 and tell us whether this adjustment would reduce Adjusted EBITDA by the amount you expect to pay in 2017.

2. We note in your response to comment 7 that you do not intend to modify the label for your line item entitled "EBITDA attributable to the Company and OP unitholders." However, we note that line item includes adjustments in addition to those reflected in the definition of EBITDA (e.g. Non-Hotel EBITDA ownership expense). Please advise or revise your label accordingly.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities